UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Life Time Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53190C102
(CUSIP Number)

Steven E. Fivel Simon Property Group, Inc. 225 West Washington Street Indianapolis, IN 46204 (317) 636-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON SLT Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,611,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,611,834
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%[1]
14	TYPE OF REPORTING PERSON OO

__________

1 Based on 191,478,758 shares outstanding after the closing of Life Time Holding Group, Inc.’s initial public offering, as reflected in Life Time Holding Group, Inc.’s final prospectus dated October 6, 2021.

CUSIP No. 53190C102	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Simon Property Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,611,8340
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,611,834
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%[2]
14	TYPE OF REPORTING PERSON PN

__________

2 Based on 191,478,758 shares outstanding after the closing of Life Time Holding Group, Inc.’s initial public offering, as reflected in Life Time Holding Group, Inc.’s final prospectus dated October 6, 2021.

CUSIP No. 53190C102	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Simon Property Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,611,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,611,834
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%[3]
14	TYPE OF REPORTING PERSON CO

__________

3 Based on 191,478,758 shares outstanding after the closing of Life Time Holding Group, Inc.’s initial public offering, as reflected in Life Time Holding Group, Inc.’s final prospectus dated October 6, 2021.

CUSIP No. 53190C102	SCHEDULE 13D	Page 5 of 9

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”) held by SLT Investors, LLC, Simon Property Group, L.P. and Simon Property Group, Inc. (each, a “Reporting Person”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed on behalf of the following Reporting Persons:

(i)	SLT Investors, LLC;
(ii)	Simon Property Group, L.P.; and
(iii)	Simon Property Group, Inc.

The principal business address for each of the Reporting Persons is 225 West Washington Street, Indianapolis, IN 46204.

Simon Property Group, Inc. owns, develops and manages premier shopping, dining, entertainment and mixed-use destinations. Simon Property Group, Inc. owns its properties and conducts its business activities through its majority-owned operating partnership subsidiary, Simon Property Group, L.P. Simon Property Group, Inc. is the general partner of Simon Property Group, L.P. SLT Investors, LLC is a wholly-owned direct subsidiary of Simon Property Group, L.P.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) present principal occupation or employment, (c) business address and (d) citizenship, in each case of each director and executive officer of Simon Property Group, Inc., as applicable.

(d)	None of the Reporting Persons or, to the knowledge of the Reporting Persons,[4] each person listed on Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons or, to the knowledge of the Reporting Persons,[5] each person listed on Annex A, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	SLT Investors, LLC is a Delaware limited liability corporation. Simon Property Group, L.P. is a Delaware limited partnership. Simon Property Group, Inc. is a Delaware corporation.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, the Reporting Persons and Bahram Akradi (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Voting Group Members, see Item 4 below.

__________

4 As of March 26, 2021, the date of Simon Property Group, Inc.’s proxy statement for its 2021 annual stockholders meeting.

5 As of March 26, 2021, the date of Simon Property Group, Inc.’s proxy statement for its 2021 annual stockholders meeting.

CUSIP No. 152309100	SCHEDULE 13D	Page 6 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

On October 12, 2021, in connection with the closing of the Issuer’s initial public offering (the “IPO”), SLT Investors, LLC acquired 99,014 shares of Common Stock upon conversion of the 80,393 shares of the Issuer’s Series A Preferred Stock it held. Additionally, on October 12, 2021, SLT Investors, LLC purchased an additional 512,820 shares of Common Stock in the IPO. The source of funds for this purchase was working capital. Except for these transactions, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 4.	Purpose of Transaction.

The information set forth under Item 3 above is incorporated by reference herein.

Stockholders Agreement

In connection with the Issuer’s IPO, the Issuer entered into an amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

Pursuant to the Stockholders Agreement:

•	so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;
•	so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;
•	so long as LNK, MSD Investors, LifeCo or PG, as applicable, (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LNK, MSD, LifeCo or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “Other Stockholder Initial Investment Sell-Down”), LNK, MSD, LifeCo and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, LNK, MSD, LifeCo and PG, as applicable, will not be entitled to nominate a director; and
•	so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to nominate one director and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.

CUSIP No. 53190C102	SCHEDULE 13D	Page 7 of 9

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

References to and descriptions of the Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit 1 hereto and is incorporated by reference herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 191,478,758 shares of the Common Stock issued and outstanding after the closing of the IPO, as reflected in the Issuer’s final prospectus dated October 6, 2021.

(a) – (b)

(i)	As of the date of this Schedule 13D, SLT Investors, LLC may be deemed to be the beneficial owner of the 2,611,834 shares of Common Stock (approximately 1.36% of the Common Stock) it holds directly. SLT Investors, LLC may be deemed to have sole voting and dispositive power with respect to all such shares of Common Stock.

(ii)	Simon Property Group, L.P. is the sole owner of SLT Investors, LLC. Accordingly, as of the date of this Schedule 13D, Simon Property Group, L.P. may be deemed to beneficially own all of the 2,611,834 shares of Common Stock (approximately 1.36% of the Common Stock) held by SLT Investors, LLC. Simon Property Group, L.P. may be deemed to have sole voting and dispositive power with respect to all such shares of Common Stock.

(iii)	Simon Property Group, Inc. is the general partner of Simon Property Group, L.P. Accordingly, as of the date of this Schedule 13D, Simon Property Group, Inc., may be deemed to be the beneficial

CUSIP No. 53190C102	SCHEDULE 13D	Page 8 of 9

owner of all of the 2,611,834 shares of Common Stock (approximately 1.36% of the Common Stock) beneficially owned by Simon Property Group, L.P.. Simon Property Group, Inc. may be deemed to have sole voting and dispositive power with respect to all such shares of Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the shares of the Common Stock beneficially owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned by other members of the Voting Group.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
(d)	None.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the Stockholders Agreement is attached as Exhibit 1 hereto and incorporated herein by reference.

In addition, in connection with the IPO, SLT Investors, LLC executed a lock up agreement (the “Lock Up Agreement”), which restricts the ability of SLT Investors, LLC to dispose of its shares of the Issuer’s common stock for a period of 180 days following the date of the final prospectus relating to the offering. A copy of the Lock Up Agreement is attached as Exhibit 2 hereto and incorporated herein by reference.

On October 22, 2021, each of the Reporting Persons entered into a joint filing agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the joint filing agreement is attached as Exhibit 3 hereto and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description
1	Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.34 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 29, 2021).
2	Lock Up Agreement, dated as of September 29, 2021.
3	Joint Filing Agreement, dated as of October 22, 2021.

CUSIP No. 53190C102	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

SLT Investors, LLC

By:	/s/ Steven E. Fivel
Steven E. Fivel Secretary and General Counsel

Simon Property Group, L.P.

By: Simon Property Group, Inc., its general partner

By:	/s/ Steven E. Fivel
Steven E. Fivel Secretary and General Counsel

Simon Property Group, Inc.

By:	/s/ Steven E. Fivel
Steven E. Fivel Secretary and General Counsel